

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

Via E-mail
Alyson M. Mount
Chief Accounting Officer
Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

      Re: Entergy Corporation
              Form 10-K for the year ended December 31, 2012
              Filed February 27, 2013
              File No. 001-11299

Dear Ms. Mount:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Jennifer Thompson

                                    Jennifer Thompson
                                    Accounting Branch Chief